

12061128

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT FORM X-17A-5 PART III

SEC FILE NUMBER
8- 67056

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 09/01/2011 (MM/DD/YY) AND ENDING 08/31/2012 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: HBW Securities LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

3355 Cochran Street, Suite 100
(No. and Street)

Simi Valley (City) California (State) 93063 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Michael Brown 404-303-8840 ext 205 (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Summit LLC
(Name – *if individual, state last, first, middle name*)

999 18th Street, Suite 3000 (Address) Denver (City) Colorado (State) 80202 (Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Michael O. Brown, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of HBW Securities LLC, as of 08/31/2012, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NONE



BENGIE MAR S DIAMOS
NOTARY PUBLIC
MY COMMISSION EXPIRES FEBRUARY 15, 20
FORSYTH COUNTY, GEORGIA

Michael O Brown
Signature

Financial Principal
Title

Notary Public

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☑ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☑ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☑ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☑ (m) A copy of the SIPC Supplemental Report.
- ☑ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

<u>HBW SECURITIES LLC</u>

Financial Statements
For the Year Ending August 31, 2012
In accordance with Rule 17A-5(d)

HBW SECURITIES LLC

TABLE OF CONTENTS

Summit LLC
Certified Public Accountants
999 18th Street • Suite 3000
Denver, CO 80202

INDEPENDENT AUDITOR'S REPORT

To The Members of
HBW Securities LLC

We have audited the accompanying statement of financial condition of as of August 31, 2012 and the related statement of operations, changes in members' equity and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of HBW Securities LLC as of August 31, 2012 and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was made for the purpose of forming an opinion on the financial statements taken as a whole. The information contained in the supplemental schedule listed in the accompanying index is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in our audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.

Summit llc

Denver, Colorado
October 17, 2012

HBW SECURITIES LLC
STATEMENT OF FINANCIAL CONDITION
AUGUST 31, 2012

ASSETS

Cash	$ 267,420
Commissions receivable	343,916
Deposits and prepaid expenses	36,395
Total assets	**$ 647,731**

LIABILITIES AND MEMBERS' EQUITY

LIABILITIES:	
Commissions payable	$ 318,440
Accounts payable and accrued expenses	6,586
Legal reserves (Note 5)	50,000
Total liabilities	375,026
CONTINGENCIES (Note 5)	
MEMBERS' EQUITY (Notes 2 and 4):	
Members' interests	261,610
Retained earnings	11,095
Total members' equity	272,705
Total liabilities and members equity	**$ 647,731**

The accompanying notes are an integral part of this statement.

HBW SECURITIES LLC
STATEMENT OF OPERATIONS
YEAR ENDED AUGUST 31, 2012

REVENUE:		
Variable insurance commissions	$	2,533,604
Mutual fund commissions		1,059,542
Agent registrations		368,549
Mutual fund trailing fees		431,808
Other income		21,771
Interest		302
Total Revenue		4,415,576
EXPENSES:		
Commissions		3,440,767
Fees paid to affiliate (Note 3)		432,789
Insurance		132,164
Compliance		75,834
Licenses and permits		82,783
Equipment		70,567
Legal reserves (Note 5)		50,000
Income tax		13,750
Professional services		60,028
Regulatory fee assessments		21,365
Service charges		17,740
Miscellaneous		6,694
Total Expenses		4,404,481
NET INCOME	$	11,095

The accompanying notes are an integral part of this statement.

HBW SECURITIES LLC
STATEMENT OF CHANGES IN MEMBERS' EQUITY
YEAR ENDED AUGUST 31, 2012

	Class A		Class B		Members' Equity
	Units	Amount	Units	Amount	Amount
BALANCES, August 31, 2011	442,000	$ 101,450	149,000	$ 160,160	$ 261,610
Net income	-	9,986	-	1,110	11,095
BALANCES, August 31, 2012	**442,000**	**$ 111,435**	**149,000**	**$ 161,270**	**$ 272,705**

The accompanying notes are an integral part of this statement.

HBW SECURITIES LLC
STATEMENT OF CASH FLOWS
YEAR ENDED AUGUST 31, 2012

CASH FLOWS FROM OPERATING ACTIVITIES:	
Net income	$ 11,095
Adjustments to reconcile net income to net cash used in operating activities:	
Decrease in commission receivable	(31,663)
Increase in prepaid expense	14,634
Increase in commissions payable	45,822
Increase in other payable	2,274
Increase in legal reserves	50,000
Net cash used in operating activities	92,162
CASH, at beginning of year	175,258
CASH, at end of year	**$ 267,420**

The accompanying notes are an integral part of this statement.

NOTE 1 - BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Organization and Business

HBW Securities LLC (the "Company") was incorporated in California on April 8, 2005 and began operation on January 1, 2006. The Company operates as a securities broker-dealer for mutual funds and variable annuities.

The Company, under rule 15c3-3(k)(2)(i), is exempt from the customer reserve requirements of rule 15c3-3 of the Securities and Exchange Commission. In additions, the Company, under rule 15c3-3(k)(2)(i), is exempt from the possession or control requirements of rule 15c3-3 of the Securities and Exchange Commission. The Company does not carry or clear customer accounts or transactions.

Revenue Recognition

Revenue associated with mutual funds and variable annuity commissions and the related commission expense are recognized on an accrual basis.

Income Taxes

The Company made an election to be taxed as a limited liability company under the Internal Revenue Code. Accordingly, there is no provision for income taxes included in the accompanying financial statements. All income and expenses are reported by the Company's members on their respective tax returns.

The Company accounts for uncertain tax positions in accordance with Financial Accounting Standards Board Accounting Standards Codification ("ASC") Topic 740-10, *Accounting for Uncertainty in Income Taxes.* FASB ASC Topic 740-10 establishes that a tax position taken or expected to be taken in a tax return is to be recognized in the financial statements when it is more likely than not, based on the technical merits, that the position will be sustained upon examination.

Cash and Cash Equivalents

For purposes of the statements of cash flows, the Company considers investments with maturities less than three months to be cash equivalents.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

NOTE 1 - BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Fair Value Measurement

The Company follows ASC 820, Fair Value Measurements and Disclosures which defines fair value, establishes a framework for measuring fair value, and establishes a fair value hierarchy which prioritizes the inputs to valuation techniques. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market, income or cost approach, as specified by FASB ASC 820, are used to measure fair value. The Company does not hold any positions besides cash as of August 31, 2012.

NOTE 2 - NET CAPITAL AND MINIMUM CAPITAL REQUIREMENTS

Pursuant to the net capital provisions of Rule 15c3-1 of the Securities Exchange Act of 1934, the Company is required to maintain a minimum net capital, as defined under provision. At August 31, 2012, the Company had net capital and net capital requirements of $210,834 and $25,002, respectively. The Company's net capital ratio (aggregate indebtedness to net capital) was 1.78 to 1. According to Rule 15c3-1, the Company's net capital ratio shall not exceed 15 to 1.

NOTE 3 - RELATED PARTY TRANSACTIONS

The Company has administrative services agreement with an affiliated company, HBW Insurance and Financial Services, Inc. ("Insurance"). Under the agreement, the Company pays Insurance a monthly amount based on a percentage of the commission revenue to cover expenses paid by Insurance, such as office space, equipment, telephone, salaries and other operational expenses. During the year ended August 31, 2012, the Company paid Insurance $432,789 to cover its portions of expenses paid by Insurance.

NOTE 4 - MEMBERS' EQUITY

The Company is authorized to issue up to 1,000,000 units, of which 660,000 are denominated as Class A Units and the remaining amount denominated as either Class B Units or Class C units as determined by the Managers. Class A units are deemed to be the managing units and accordingly, have all the voting rights to make management decisions. Class B and C units are non-voting units.

NOTE 5 - FINANCIAL INSTRUMENTS, OFF-BALANCE SHEET RISKS AND UNCERTAINTIES

The Company's financial instruments, including cash, commissions receivable, deposits, prepaid expenses, commissions payable, accounts payable and accrued expenses are carried at amounts that approximate fair value due to the short-term nature of those instruments.

The Company's registered representatives introduce client investor accounts to mutual fund companies and insurance companies, all of which are independent. The Company itself does not take discretionary control over any account or funds. The funds and companies, to which the Company introduces accounts, pay the Company a portion a commission and/or trail. In the event the Company does not satisfy its agreement terms, the agreement may be terminated.

There exists an investment risk that revenues may be significantly influenced by market conditions, such as volatility, resulting in investor-placed funds losing value. If the markets should move against positions held by a fund, and if the fund is not able to offset such losses, the fund could lose all of its assets and the introduced investors in the fund could realize a loss. The Company would, therefore, lose commissions and trail fees associated with the introduced capital of the investor to the fund.

The Company is subject to litigation and claims arising in the ordinary course of business. The Company accrues for such items when a liability is both probable and the amount can be reasonably estimated. In the opinion of management, the results of such pending litigation and claims will not have a material effect on the results of operations, the financial position, or the cash flows of the Company. The Company has accrued $50,000 for a case in which the Company is a defendant. This amount is equal to the Company's maximum deduction for its insurance policy.

NOTE 6 - SUBSEQUENT REVIEW

The Company has performed an evaluation of subsequent events through October 17, 2012, which is the date the financial statements were available to be issued. The evaluation did not result in any subsequent events that required disclosures and/or adjustments.

SUPPLEMENTARY INFORMATION

HBW SECURITIES LLC

COMPUTATION OF NET CAPITAL PURSUANT TO UNIFORM
NET CAPITAL RULE 15c3-1
AUGUST 31, 2012

CREDIT:		
Members' equity	$	272,705
DEBITS:		
Non-allowable assets		
Commission receivable		25,476
Deposits and prepaid expenses		36,395
Total debits		61,871
NET CAPITAL		210,834
Minimum requirements of 6 2/3% of aggregate indebtedness of $375,026 or $5,000, whichever is greater		25,002
Excess net capital	**$**	**185,832**
AGGREGATE INDEBTEDNESS:		
Commissions payable	$	318,440
Accounts payable and accrued expenses		6,586
Legal reserves		50,000
Aggregate indebtedness	**$**	**375,026**
RATIO OF AGGREGATE INDEBTEDNESS TO NET CAPITAL		**1.78 to 1**

HBW SECURITIES LLC

RECONCILIATION OF THE COMPUTATION OF NET CAPITAL PURSUANT TO UNIFORM NET CAPITAL RULE 15c3-1 INCLUDED IN THE COMPANY'S CORRESPONDING UNAUDITED FORM X-17A-5 PART II FILING WITH COMPUTATION INCLUDED IN THE REPORT PURSUANT TO RULE 17A-5(d)

AUGUST 31, 2012

NET CAPITAL PER COMPANY'S UNAUDITED FORM X-17A-5 PART II FILING	$	260,834
Adjustments:		
Increase in legal reserves		(50,000)
NET CAPITAL PER REPORT PURSUANT TO RULE 17a-5(d)	**$**	**210,834**

INDEPENDENT AUDITORS' REPORT ON
INTERNAL ACCOUNTING CONTROL REQUIRED BY SEC RULE 17a-5

To the Members of
HBW Securities LLC

In planning and performing our audit of the financial statements and supplementary information of HBW Securities LLC (the "Company") as of and for the year ended August 31, 2012, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. We did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by Rule 17a-13 or complying with the requirements for prompt payment for securities under section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System, because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate. This report recognizes that it is not practicable in an organization the size of the Company to achieve all the divisions of duties and cross-checks generally included in a system of internal accounting control and that alternatively greater reliance must be placed on surveillance by management.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A *material weakness* is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the company's financial statements will not be prevented or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures as described in the second paragraph of this report, were adequate at August 31, 2012 to meet the SEC's objectives.

In addition, our review indicated that the Company was in compliance with the conditions of exemption from Rule 15c3-3 pursuant to paragraph k(2)(i) as of August 31, 2012, and no facts came to our attention to indicate that such conditions had not been complied with during the year.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the Financial Industry Regulatory Authority, Inc., and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.


Summit llc

Denver, Colorado
October 17, 2012

Summit LLC
Certified Public Accountants
999 18th Street • Suite 3000
Denver, CO 80202

INDEPENDENT ACCOUNTANT'S REPORT

To the Members of HBW Securities LLC
3355 Cochran Street Suite 100
Simi Valley, CA 93063

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments, General Assessment Reconciliation (Form SIPC-7), to the Securities Investor Protection Corporation (SIPC) for the year ended August 31, 2012, which were agreed to by HBW Securities LLC and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC, solely to assist you and the other specified parties in evaluating HBW Securities LLC's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). HBW Securities LLC's management is responsible for the Company's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries noting no differences;

2. Compared the amounts reported on the audited Form X-17A-5 for the year ended August 31, 2012, as applicable, with the amounts reported in Form SIPC-7 for the year ended August 31, 2012, noting no differences;

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers noting no differences;

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments noting no differences; and

5. Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you. This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Summit llc

Denver, Colorado
October 17, 2012

HBW SECURITIES LLC

SIPC ASSESSMENT RECONCILIATION
PURSUANT TO FORM SIPC-7
AUGUST 31, 2012

General Assessment per Form SIPC - 7 including interest	$	1,271
Less prior overpayment applied		(4,228)
Overpayment carried forward	**$**	**(2,957)**